Exhibit 99.1

Invitation to an
Extraordinary General Meeting of Alcon, Inc.

__________________________

Monday, August 16, 2010, 10:00 a.m. (doors open at 9:00 a.m.)
Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

Replacement elections to the Board of Directors (Conditional Resolution)

July 19, 2010

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to an Extraordinary General Meeting of Shareholders of Alcon, Inc. to be held at the Congress Center Metalli, Zug, Switzerland, on Monday, August 16, 2010.  The elections of new members to the Board of Directors are proposed for approval at the meeting.  The agenda and related information are set out below. The resolution to be taken at this Extraordinary General Meeting of Shareholders of Alcon, Inc. shall become effective only upon the consummation of the acquisition by Novartis AG of all common shares of Alcon, Inc., with a par value of CHF 0.20 per share, that are beneficially owned by Nestlé S.A. as of such time, pursuant to the Purchase and Option Agreement dated April 6, 2008 between Novartis AG and Nestlé S.A., as evidenced by a press release from Alcon, Inc.

Your vote is important.  If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting.  You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope or by following the Internet or telephone voting instructions on the proxy card.  Using any of these methods, you authorize Alcon, Inc. to vote your shares as you specified.  If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the item listed on the agenda.  If new proposals (other than the one on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote your shares in accordance with the position of the Board of Directors.  Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than August 11.

If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf.  Ms. Hodel’s address is:  Industriestrasse 13c, CH-6304 Zug, Switzerland.  If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the item listed on the agenda.  If new proposals (other than the one on the agenda) are being put forth before the meeting, the independent representative will abstain from voting your shares with regards to any such new proposals.  Proxy forms authorizing the independent representative to vote your shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than August 11.

Alternatively, if you are a registered holder, you may choose to attend the meeting and vote in person, or appoint a proxy of your choice to vote at the meeting for you.  The proxy need not be a shareholder.  If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting.  To select one of these options, please complete the attendance portion of the enclosed proxy card and return it to the Company in the enclosed envelope, arriving no later than August 11.

If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you.  You may also instruct your broker or custodian to authorize the independent representative to vote your shares.  Alternatively, if you wish to vote in person then you need to:

a)
obtain a power of attorney from your broker or other custodian authorizing you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or

b)	become a registered holder no later than July 27, and request an admission card by that date.

Each holder wishing to attend the meeting in person must present his/her admission card before 9:45 a.m. on August 16, 2010, at one of the control offices at the meeting location for validation.  Doors open at 9:00 a.m.  Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send an alternate proxy of their choice to represent them at the meeting.

Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,
Alcon, Inc.

Cary Rayment Chairman	Elaine Whitbeck, Esq. Corporate Secretary and General Counsel

Shareholder Information

Stock exchange listing

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol “ACL.”

Registered office

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon Investor Relations, 6201 South Freeway, MCT7-5, Fort Worth, Texas, 76134-2099, Telephone (800) 400-8599, E-mail investor.relations@alconlabs.com or visit our web site at www.alcon.com.

Item

Replacement Elections to the Board of Directors (Conditional Resolution)

A.	Proposal

The Board of Directors proposes that the following persons be elected for the following terms of office:
-	Dr. Enrico Vanni until 2011
-	Norman Walker until 2011
-	Dr. Paul Choffat until 2012
-	Dr. Urs Baerlocher until 2013
-	Dr. Jacques Seydoux until 2013

This resolution on the elections to the Board of Directors shall become effective only upon the consummation of the acquisition by Novartis AG of all common shares of Alcon, Inc., with a par value of CHF 0.20 per share, that are beneficially owned by Nestlé S.A. as of such time, pursuant to the Purchase and Option Agreement dated April 6, 2008 between Novartis AG and Nestlé S.A., as evidenced by a press release from Alcon, Inc. (hereinafter referred to as the “Condition”).

B.	Explanations

The following members of the Board of Directors have conditionally declared their resignation, which resignation will be effective only upon occurrence of the Condition: Werner Bauer, Francisco Castañer, Paul Bulcke, James Singh, Hermann Arnold Wirz.

The Board of Directors proposes that the following persons be elected to the Board of Directors (which election will be effective upon occurrence of the Condition):

Enrico Vanni.  Enrico Vanni (59) is a chemical engineer graduated from the Federal Polytechnic School of Lausanne, Switzerland and holds a PhD (Doctorate in Science) from the University of Lausanne.  His background also includes an MBA from INSEAD in Fontainebleau, France.  Enrico Vanni started his career in 1977 with IBM in San Jose, California, and after his MBA in 1980, joined McKinsey & Company in Zurich, Switzerland.  He managed the Geneva Office from 1988 to 2004.  His consulting activities mostly covered companies in the pharmaceutical, consumer and finance sectors.  He was head of the European pharmaceutical practice and served as member of the Partner review committee of the firm over many years.  He retired as Director of McKinsey at the end of 2007.  Since 2008, he is an independent consultant and a member of several company boards of directors such as Eclosion (private equity for biotechs), Denzler&Partners (management resources) and Mbcp (private banking).

Norman Walker.  Norman Walker (60) earned a degree in Business Studies at the University of Brighton, UK, in 1975 and attended the Harvard International Senior Management Program in 1994.  He started his professional career with Ford Motor Co in London, UK, in 1975.  Over a period of 9 years he held a number of positions in human resources (HR) management before he joined GrandMet in London, UK, in 1984 where he assumed HR responsibilities in several of its business units.  Norman Walker subsequently joined Kraft Foods in 1991 and held a number of leading HR positions in Germany, the United States and Switzerland.  From 1998 to 2003, he served as the Head of Corporate Human Resources of the Novartis Group.  Norman Walker is a senior advisor to TPG Capital LLP, Chair of Vita Cayman, advisor to CMi and a visiting professor at Bocconi.

Paul Choffat.  Paul Choffat (61) holds a J.D. from the University of Lausanne, Switzerland, and an M.B.A. from the International Institute for Management Development (IMD) in Lausanne, Switzerland.  He started his professional career with Nestlé in Zurich, Switzerland, and London, UK.  From 1981 to 1985, he was project manager at McKinsey & Company in Zurich.  Paul Choffat held a number of senior positions at Landis & Gyr in Zug, Switzerland, before he moved to Von Roll in Gerlafingen as CEO.  Paul Choffat joined Sandoz Ltd., Basel, Switzerland, in 1995.  During the merger which created Novartis, he headed the Integration Office.  In 1996, Paul Choffat returned to line management as CEO of Fotolabo SA, Montpreveyres-sur-Lausanne, Switzerland, where he remained for three years before becoming an entrepreneur and private investor in 1999.  From 2002 to April 2007, Paul Choffat served as Head of Novartis Consumer Health.  He is currently a member of the board of directors of Cholares SA, de Rham & Cie SA and HSBC Private Bank (Suisse) SA.

Urs Baerlocher.  Urs Baerlocher (68) earned his J.D. from the University of Basel and was admitted to the bar in 1970.  After working as a tax lawyer, he joined Sandoz Ltd., Basel, Switzerland, in 1973.  After the formation of Novartis, Basel, Switzerland, in 1996, Urs Baerlocher was appointed Head of Legal, Tax and Insurance.  From 1999 until 2005, he served as General Counsel and Head of General Affairs and thereafter, until his retirement in summer 2007, he served as Head of Legal and Tax Affairs of the Novartis Group.  Urs Baerlocher is currently a member of the board of directors of Habasit AG, Habasit Holding AG and Victoria-Jungfrau Collection AG, as well as vice president of the Windler foundation.

Jacques Seydoux.  Jacques Seydoux (59) graduated with an M.D. from the University of Berne, Switzerland, in 1979.  After holding a number of medical positions, he was appointed medical director and chair of the department of Obstetrics and Gynecology of the Regional Hospital of Delémont, Switzerland, in 1998.  After the merger of the regional hospitals of Delémont and Porrentruy that created the State Hospital of Jura in 2004, Jacques Seydoux was named medical director and chair of the department of Obstetrics and Gynecology Service.  Jacques Seydoux is a member of numerous professional associations such as vice president of the Swiss National Obstetrics and Gynecology Society, president of the Groupment Romand de la Société Suisse Gyn/Ob, and member of the European Society for Gyn Endoscopy, the American Gynecological and Obstetrical Society, the Society of Obstetrics and Gynecology of Canada as well as of the North American Menopause Society.

Organizational Matters

Admission cards/Voting material

Shareholders who are registered in the share register on July 9, 2010, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company.  Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted.  Beneficial owners who wish to attend the shareholders’ meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by their broker or custodian, and to request an admission card using the power of attorney.

Beneficial owners of shares and shareholders registered in the share register as of July 9, 2010, are entitled to vote and may participate in the shareholders’ meeting unless they sell their shares before the shareholders’ meeting takes place.  Each share carries one vote.

Persons who have acquired shares after July 9, 2010, but on or before July 27, 2010, will receive the proxy and admission form (including the voting material) shortly before the meeting.  Shareholders who have acquired shares after that date may not attend the Extraordinary General Meeting of Alcon, Inc.  Shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

Registered shareholders who are unable to participate in the shareholders’ meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder.  Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form must be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving no later than August 11, 2010.  Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 3531
S. Hackensack,  NJ  07606-9231

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

With regard to the item listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors.  If new proposals (other than the one on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals.  Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than August 16, 2010, 9:00 a.m. at the admission office.

Admission office

The admission office opens on the day of the shareholders’ meeting at 9:00 a.m.  Shareholders are kindly asked to present their admission cards at the entrance.

July 19, 2010